ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

July 30, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Loan Lauren P. Nguyen

Re:

Royal Bees Company, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 9, 2013

File No. 333-179461

Dear Ms. Nguyen:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated July 23, 2013 (“comment letter”) pertaining to the above referenced Amendment No. 6 to Registration Statement on Form S-1.   Amendment No. 7 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Exhibit 23.2

1.

Prior to the effectiveness of your registration statement, please include a currently dated consent from the independent public accountant in an amendment.

Response:

We have included a currently dated consent per your request.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President